EXHIBIT 99.1

 Immediate Release: NR 11-8

 EXTORRE RECEIVES APPROVAL FOR CERRO MORO MINE DEVELOPMENT

Vancouver, B.C., May 17, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce the formal approval of the Cerro Moro Environmental Impact Assessment (“EIA”) by the Santa Cruz provincial government. The EIA was submitted to authorities in September 2010. This approval together with the receipt of the Project Pre-Feasibility Study expected in June 2011 will enable Extorre to proceed with advanced engineering and mine development.

Eric Roth, Extorre’s President and CEO stated: “The successful permitting of the Cerro Moro gold-silver mine represents an important milestone for Extorre, and is the first step in what we expect will be a straight-forward mine development.  Cerro Moro’s ideal geographic location and very high grade gold-silver veins should allow Extorre to obtain near term, low cash cost gold-silver production from a relatively modest capital investment.

“We would like to acknowledge the support we have received from the Santa Cruz government and local communities for the development of Cerro Moro.

“With our ongoing exploration success, including the recently announced high grade gold-silver discovery at Zoe, the Company will now have an opportunity to evaluate the potential for expanding the scope and the life of the proposed mine.”

Separately, Extorre is pleased to announce completion of the purchase of the 14,000 hectare Estancia (ranch) that covers the principal vein zones at the Cerro Moro Project. The purchase of the property provides Extorre with full ownership of the surface rights that cover the Escondida, Zoe, Loma Escondida, Esperanza, and Gabriela vein zones. It also covers those areas selected for the construction of the mineral processing facilities and general mine infrastructure.

About Extorre
Extorre is a Canadian public company listed on the Toronto Stock and NYSE Amex Exchanges (symbol XG). Extorre’s assets comprise approximately $28 million in cash, the Cerro Morro and Don Sixto projects, and other mineral exploration properties in Argentina.

On April 19, 2010, Extorre announced a National Instrument (“NI”) 43-101 compliant mineral resource estimate for Cerro Moro:

Indicated Category: 357,000 oz. gold + 15.3 million oz. silver (612,000 oz. gold equivalent*), plus Inferred Category: 190,000 oz. gold + 12.0 million oz. silver (390,000 oz. gold equivalent*)

The 612,000 ounce gold equivalent* indicated resource, has an average grade of 32.3 g/t gold equivalent*, a grade considered exceptional by industry standards. The silver contribution is high, accounting for over 40% of the metal value. Additional inferred resources of 390,000 ounces gold equivalent* are also reported from Cerro Moro. An updated mineral resource statement for the Cerro Moro project is expected to be completed during Q3, 2011.

Extorre released the results of a preliminary economic assessment (“PEA”) of the Cerro Moro Project on October 19, 2010. The PEA highlighted the robust economics of a future mine expected to produce an average of 133,500 gold equivalent* ounces annually during the first 5 years of operations. The cash cost per ounce (gold equivalent*) is estimated to be US$ 201 per ounce. Project CAPEX has been estimated at US$ 131 million (of which 21% is a VAT that is refundable after production commences). The project economics were calculated using gold and silver prices of US$ 950/ounce and US$ 16/ounce, respectively.

Four drill rigs are currently dedicated to expanding the known gold-silver mineral resources at Cerro Moro. In addition, two drill rigs are currently operating at Extorre’s 100% owned Cerro Puntudo project located 200 km (124 miles) west of Cerro Moro. Cerro Puntudo is immediately south of the Joaquin Silver Discovery owned by Coeur d’Alene Mines and Mirasol Resources.

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” within the definition of that term in NI 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED

Eric Roth
President and CEO
extorre@extorre.com

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512
For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512
Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PFS, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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